UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

SONOCO PRODUCTS COMPANY
(Exact name of registrant as specified in its charter)

South Carolina	001-11261
(State or other jurisdiction of incorporation)	(Commission file number)

1 N. Second St.
Hartsville, South Carolina	29550
(Address of principal executive offices)	(Zip code)

John M. Florence
General Counsel, Secretary and
Vice President/General Manager - Paper Products, North America
Telephone: (843) 383-7000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13 p-l ) for the reporting period from January 1 to December 31, 2024.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13 q-l ) for the fiscal year ended ____________.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Policy
In accordance with Rule 13p-1 of the Securities Exchange Act of 1934, as amended, Sonoco Products Company (the Company) hereby files this Specialized Disclosure Report on Form SD and the Conflict Minerals Report for the reporting period from January 1 to December 31, 2024 attached hereto as Exhibit 1.01. The Conflict Minerals Report is also available on the Company’s website at https://www.sonoco.com/about/supplier-resources/conflict-minerals-policy.
The foregoing reference to the Company’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD and the Conflict Minerals Report or deemed filed with the
Securities and Exchange Commission.

Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is attached as Exhibit 1.01 to this Specialized Disclosure
Report on Form SD.

Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.

Section 3 - Exhibits
Item 3.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report for the reporting period from January 1, 2024 to December 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SONOCO PRODUCTS COMPANY

Date: May 16, 2025	By:	/s/ John M. Florence
John M. Florence
General Counsel, Secretary and Vice President/General Manager - Paper Products, North America